FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82–

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris’ Interim Report – First Quarter 2007 (Q1)

May 2, 2007

To Our Stockholders,

As the new President and Chief Executive Officer of Æterna Zentaris, I am thrilled with this opportunity and am very much looking forward to leading the Company to even greater success in the future, based on a strategy of realizing the full potential of our flagship product candidate in BPH, cetrorelix, as well as the rest of our pipeline.

2007 marks the beginning of a new era for Æterna Zentaris. We have emerged as a pure play biopharmaceutical company with an enviable product development pipeline and a sound financial position.

During the first quarter of 2007, we reached a significant milestone in the clinical development of our lead luteinizing hormone-releasing hormone (LHRH) antagonist compound, cetrorelix, as we initiated our vast Phase 3 program in benign prostatic hyperplasia (BPH) by launching the first study of this program in the United States and Canada. Patient dosing has commenced, recruitment is ongoing and the vast majority of our 40 centers are currently up and running.

We have seen additional progress regarding cetrorelix in BPH. After announcing positive Phase 2a results with cetrorelix for BPH in Japan, our partner Shionogi initiated a Phase 2b study to assess primarily the efficacy of cetrorelix in Japanese patients.

As part of our risk-adverse drug development strategy targeting earlier-stage compounds with high potential, in early January 2007, we initiated a 50-patient Phase 1 trial with ZEN-012 for solid tumors and lymphoma in the United States. We believe this compound which is part of an internally developed new class of oral compounds in oncology, has the potential to be a novel, promising multi-targeted oral intermittent cancer therapy.

We are quite proud of all of these clinical achievements as they reflect our commitment to aggressively move our product candidates through the pipeline and bring our lead compounds closer to market.

As of January 2, 2007, we successfully spun off Atrium Biotechnologies by completing the special distribution of our remaining shares in our former subsidiary to our shareholders as a return on investment, representing nearly US$138 million. Following the spin-off, our efforts are now even more focused on building solid endocrinology and oncology franchises.

Over the past few months, we have successfully achieved major milestones at the drug development level as well as from a corporate evolution perspective. We now look forward to continuing this momentum throughout the year in an effort to further unlock value for our shareholders.

In closing, on behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support and look forward to communicating with you regularly regarding our progress over the year.

Sincerely,

/s/ Dave J. Mazzo
Dave J. Mazzo, PhD
President and Chief Executive Officer

First Quarter 2007

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month period ended March 31, 2007. In this Management`s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s interim consolidated financial statements and related notes for the three-month periods ended on March 31, 2007 and 2006. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principals (GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

Our strategy is to aggressively advance our robust product development pipeline with a focus on our lead product candidates, cetrorelix, ozarelix and perifosine, as well as our promising, targeted earlier-stage programs with high potential.

With a focused strategy, management’s expertise and depth, the strategic partnerships in place and current solid financial position, it is the Company’s goal to emerge as a fully-integrated, global specialty biopharmaceutical company with a strategic focus on endocrine therapy and oncology.

Completion of the Special Distribution of our remaining interest in Atrium as of January 2, 2007

On December 15, 2006, Æterna Zentaris shareholders approved the reduction of the stated capital of the Company to give effect to the special distribution of the Company`s remaining interest in Atrium, representing 11,052,996 subordinate voting shares of Atrium or 36.1% of Atrium’s issued and outstanding shares, to all Æterna Zentaris shareholders. This special distribution was completed on January 2, 2007. For each common share held as of the Record Date of December 29, 2006, Æterna Zentaris shareholders received 0.2079 subordinate voting shares of Atrium.

As a result, in the first quarter of 2007, the Company`s long-term investment in Atrium was removed from the balance sheet, the fair value of the distributed interest reduced our share capital and the difference between the fair value and the book value of this interest, taking into account the related income taxes and cumulative translation adjustment, has been presented as Other Capital.

The decision by Æterna Zentaris to sell a portion of its ownership interest in Atrium by way of secondary offering, and to distribute its remaining interest to its shareholders represented the culmination of a lengthy and detailed review process in which the Company examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a “pure play” biopharmaceutical Company. The transaction was integral to the evolution of Æterna Zentaris as it affords the Company the necessary financial resources to execute a very focused strategy and continue to set the stage to emerge as a fully-integrated, global specialty biopharmaceutical company with a focus on endocrine therapy and oncology.

Key Development for the Quarter Ended March 31, 2007

Corporate Developments

Appointment of new President and Chief Executive Officer – Late in the quarter, the Company appointed David J. Mazzo, Ph.D., as President and Chief Executive Officer (CEO), effective on April 9, 2007. Dr. Mazzo succeeds Gilles Gagnon who left his position, effective March 26, as President and CEO and as a member of the Board of Directors.

Dr. Mazzo has spent more than 20 years in the pharmaceutical industry and is recognized for his leadership and strong scientific and regulatory expertise. He joins the Company from Chugai Pharma USA where he had been President and CEO since April 2003. Dr. Mazzo has broad experience working in a variety of multi-cultural environments in the USA, Europe and Asia where he amassed a track record of successful global product development, registration and launch. He has held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. in Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the École Polytechnique Fédérale de Lausanne, Switzerland.

Spin-off of Atrium Biotechnologies – In early January, Æterna Zentaris completed the special distribution in kind of all of the 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. (TSX: ATB) previously held by Æterna Zentaris by way of return of capital that was approved at the Company’s special meeting of shareholders held on December 15, 2006.

Advancing the Pipeline

Cetrorelix – Early in the year, the Company initiated an extensive, 1,500-patient Phase 3 program in Benign Prostatic Hyperplasia (BPH) for its flagship product candidate with the first of three studies, a 600-patient efficacy study conducted in the U.S. and Canada under the supervision of Lead Investigator, Herbert Lepor, M.D., Professor at NY University School of Medicine, New York.

Most recently, the Company, along with its Japanese partner Shionogi & Co., Ltd. (Shionogi), announced positive results for a Phase 2a trial with cetrorelix in BPH that was initiated in 2005 in Japan. Results showed that cetrorelix was safe and well tolerated at all dosage regimens. Furthermore, Japanese patients responded to cetrorelix with a transient reduction of testosterone concentration in blood, which did not reach or remain at the castration level. Additionally, none of the dosage regimens tested caused a suppression of PSA levels. Finally, data generated with Japanese patients showed that the bioavailability of cetrorelix was similar to what was observed in non-Japanese patients.

On the basis of this study, Shionogi has initiated a 300-patient Phase 2b study to assess primarily the efficacy of cetrorelix in BPH in Japanese patients.

AEZS-112 (ZEN-012) – In January 2007, the Company initiated a Phase 1 trial with its novel, oral anti-cancer drug, AEZS-112 (ZEN-012), in patients with solid tumors and lymphoma. This 50-patient open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted in the U.S. under the supervision of Lead Investigator, Daniel D. Von Hoff, MD, Senior Investigator at the Translational Genomics Research Institute in Phoenix, Arizona.

During the quarter, the Company presented an abstract outlining new in vivo data for AEZS-112 (ZEN-012), at the 7th Joint Conference of the American Association for Cancer Research and the Japanese Cancer Association. Given orally once or twice weekly, AEZS-112 (ZEN-012) proved to be a potent inhibitor of in vivo tumor growth in mammary, lung, renal, colon, melanoma xenograft models as well as in leukemia cancer models at well tolerated doses (16-40mg/kg). Furthermore, AEZS-112 (ZEN-012) showed good safety and toxicity profiles in a series of rodent and non-rodent studies. No findings with respect to cardiovascular or neurotoxicology parameters could be observed during the toxicological evaluation in mice, rats and dogs.

Consolidated Results of Operations

For the quarter ended March 31, 2007, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations.

The following table sets forth certain Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Quarters ended March 31,
	2007	2006
	$	$
Revenues
Sales and royalties	7,921	6,573
License fees	1,912	2,172
Other	117	3
	9,950	8,748

Operating expenses
Cost of sales	3,463	2,642
Research and development (R&D) costs, net of tax credits and grants	8,184	6,804
Selling, general and administrative (SG&A)	5,096	3,845
Depreciation and amortization (D&A)	1,464	1,563
	18,207	14,854
Loss from operations	(8,257)	(6,106)

Other revenues (expenses)	612	(974)
Income tax recovery	2,535	1,179
Net loss from continuing operations	(5,110)	(5,901)
Net earnings from discontinued operations	—	3,321
Net loss for the period	(5,110)	(2,580)

Net loss per share from continuing operations
Basic and diluted	(0.10)	(0.12)

Net loss per share
Basic and diluted	(0.10)	(0.05)

Consolidated Revenues

Consolidated revenues are derived from sales and royalties and license fees. Sales are derived from the manufacturing of Cetrotide® (cetrorelix), Impavido® (miltefosine), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix) actually sold by Merck Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Sales and royalties increased to $7.9 million in the first quarter of 2007 compared to $6.6 million for the same period in 2006. The increase in sales and royalties is related to the additional new sales of Cetrotide®, following the September 2006 launch in Japan, as well as organic growth from the reagents sales.

License fees revenues slightly decreased to $1.9 million in the first quarter of 2007 compared to $2.2 million for the same period in 2006.

Consolidated Operating Expenses

Consolidated cost of sales increased to $3.5 million in the first quarter of 2007 compared to $2.6 million for the same period in 2006. The increase in the cost of sales is directly related to additional generated sales.

Consolidated R&D costs, net of tax credits and grants were $8.2 million in the first quarter of 2007 compared to $6.8 million for the same period in 2006. The increase in R&D expense of $1.4 million was related to the additional expenses incurred in the first quarter of 2007 for the Phase 3 program with cetrorelix in BPH, as well as for further advancement of targeted, earlier-stage development programs.

Consolidated selling, general and administrative (SG&A) expenses increased to $5.1 million in the first quarter of 2007 compared to $3.8 million for the same period in 2006. The increase in SG&A expenses is mainly due to additional expenses related to the appointment of the Company`s new President and CEO, Dr. David J. Mazzo, and the departure of Gilles Gagnon as President and CEO and as a member of the Board of Directors.

Consolidated loss from operations increased to $8.3 million for the quarter ended March 31, 2007 compared to $6.1 million for the same period in 2006. The increase in loss from operations is attributable to a combination of additional R&D and SG&A expenses partly offset by increased revenues.

Consolidated other revenues for the first quarter ended March 31, 2007 were $0.6 million. For the same period in 2006, we recorded other expenses, mainly related to convertible term loans, amounting to $1 million. The variation between 2006 and 2007 is mainly attributable to the conversion in February 2006 of the convertible term loans into Common Shares.

Consolidated income tax recovery for the first quarter ended March 31, 2007 was $2.5 million compared to $1.2 million for the same period in 2006. The increase in the income tax recovery is mainly attributable to increased taxable loss.

Net loss from continuing operations for the first quarter ended March 31, 2007 was $5.1 million compared to $5.9 million for the same period in 2006. This decrease in net loss is attributable to a combination of increased revenues and income tax recovery, as well as the elimination of interest expenses partly offset by increased R&D and SG&A expenses.

Net earnings from discontinued operations recorded in the first quarter of 2006 were completely attributable to our former subsidiary Atrium which operations were excluded from consolidation effective on October 18, 2006.

Discontinued operations include the following items:

Quarter ended March 31,
(in thousands of US dollars)	2006
$
Revenues	76,009

Earnings before the following items:	9,004

Income tax expense	(2,070)
Loss on dilution of investments	(54)

Earnings before non-controlling interest	6,880
Non-controlling interest	(3,560)

Net earnings from discontinued operations	3,321

Net earnings per share from discontinued operations
Basic and diluted	0.07

Consolidated net loss for the first quarter ended March 31, 2007 was $5.1 million or $0.10 per basic and diluted share, compared to $2.6 million or $0.05 per basic and diluted share for the same period in 2006. The increase of the net loss for the three-month period ended March 31, 2007, is directly attributable to nearly $3.3 million of net earnings from discontinued operations related to our former subsidiary, Atrium, recorded in 2006, partly offset by reduced net loss from continuing operations.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the quarter ended March 31, 2007 was 53.2 million shares compared to 50.3 million shares for the same period in 2006. This increase reflects the issuance of Common Shares following the conversion of the convertible term loans in February 2006, the acquisition of a patent, as well as the exercise of stock options over the last twelve months.

Total Consolidated Assets and Long-Term Liabilities

CONSOLIDATED BALANCE SHEET DATA

	As at March 31,	As at December 31,
(in thousands of US dollars)	2007	2006
	$	$

Total assets	139,332	223,491
Long-term liabilities	19,127	28,302

The decrease in total assets and in long-term liabilities is mainly attributable to the special distribution to our shareholders of our long-term investment in Atrium, effective on January 2, 2007.

Critical Accounting Policies and Estimates

There have been no significant changes in Æterna Zentaris’ accounting policies and estimates since December 31, 2006, with the exception of the application of new accounting standards as described below. Please refer to the corresponding section in our 2006 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and US GAAP is referenced in Note 24 of our annual 2006 financial statements.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, section 1530 “Comprehensive Income” and Section 3251 “Equity”.

Sections 3855, 3865 and 1530 have been adopted by the Company on January 1, 2007. Adoption of these standards did not have any material impact on the Company’s consolidated balance sheet as described in note 2 of our interim consolidated financial statements for the first quarter ended March 31, 2007.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments position reached more than $55 million as of March 31, 2007, compared to $61 million as of December 31, 2006. We believe that these liquidities will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operations in the comparative period.

Operating Activities

Cash flows used by our continuing operating activities were $5.6 million for the three-month period ended March 31, 2007 compared to $3.8 million during the same three-month period in 2006. The additional cash flows used in the first quarter of 2007 compared to the same quarter in 2006 were primarily for additional spending in R&D, related to the initiation of a Phase 3 program in BPH for cetrorelix, as well as to further advancement of targeted, earlier-stage development programs, and to additional SG&A. New sales of Cetrotide®, recently launched on the Japanese market, contributed to lower these additional cash outflows. We expect cash flows used by our operating activities to increase in the next quarters of 2007, as we will pursue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Investing Activities

Cash flows used in continuing investing activities (excluding the change in short-term investments) remained steady at $0.4 million for the quarters ended March 31, 2006 and 2007. Cash flows were mainly used for the purchase of property, plant and equipment.

Contractual Obligations

There has been no significant change in contractual obligations and commercial commitments facing Æterna Zentaris, as described in the Company’s 2006 annual MD&A.

Outstanding Share Data

As of May 1, 2007, there were 53,179,470 common shares issued and outstanding and there were 4,220,092 stock options outstanding.

Quarterly Summary Financial Information

( in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
	$	$	$	$

Revenues	9,950	12,631	10,630	9,383
Loss from operations	(8,257)	(6,794)	(5,756)	(5,451)
Net earnings (loss) from continuing operations	(5,110)	22,300	(4,669)	(4,430)
Net earnings (loss)	(5,110)	39,101	(1,569)	(1,562)
Net earnings (loss) per share from continuing operations
Basic and diluted	(0.10)	0.42	(0.09)	(0.08)
Net earnings (loss) per share
Basic and diluted	(0.10)	0.74	(0.03)	(0.03)

	Quarters ended
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
	$	$	$	$

Revenues	8,748	14,273	9,023	10,161
Loss from operations	(6,106)	(1,988)	(4,358)	(3,374)
Net loss from continuing operations	(5,901)	(3,519)	(5,416)	(5,108)
Net earnings (loss)	(2,580)	936	(3,759)	13,276
Net loss per share from continuing operations
Basic and diluted	(0.12)	(0.08)	(0.12)	(0.11)
Net earnings (loss) per share
Basic and diluted	(0.05)	0.02	(0.08)	0.29

Note:          Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Outlook for the next quarters of 2007

We expect Cetrotide® (cetrorelix) to continue to generate a significant part of our sales and royalties.

We expect to benefit from the support of our existing partners and remain focused on and committed to aggressively advancing our pipeline.

We expect R&D expenses to continue to increase throughout the remaining quarters of 2007, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH, the continued clinical advancement of ozarelix and perifosine, as well as the emphasis on clinical development of targeted earlier-stage product candidates.

We believe that we benefit from a solid financial position to continue to execute our strategic business plan as a global biopharmaceutical company and emerge as a fully-integrated specialty biopharmaceutical company with a focus on endocrine therapy and oncology.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended March 31, 2007, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

There were no related party transactions and no off-balance sheet arrangements included in the financial statements. As of March 31, 2007, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

There has been no significant change in the risk factors and uncertainties facing Æterna Zentaris, as described in the Company’s 2006 annual MD&A.

Continuous Disclosure

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

/s/ Dennis Turpin
Dennis Turpin, CA
Vice President and Chief Financial Officer
May 1, 2007

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at	As at
	March 31,	December 31,
Unaudited	2007	2006
	$	$
ASSETS

Current assets
Cash and cash equivalents	6,727	9,356
Short-term investments	48,733	51,663
Accounts receivable
Trade	7,086	7,035
Other	2,374	2,737
Income taxes	634	941
Inventory	5,191	5,367
Prepaid expenses	2,867	2,671
Future income tax assets	2,254	21,953
	75,866	101,723

Investment in an affiliated company (note 3)	—	57,128
Property, plant and equipment	12,832	13,432
Deferred charges and other long-term assets	1,263	1,354
Intangible assets	38,497	39,106
Goodwill	10,874	10,748
	139,332	223,491

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	10,459	10,021
Deferred revenues	5,636	5,570
Current portion of long-term debt	726	719
Future income tax liabilities	2,348	—
	19,169	16,310

Deferred revenues	7,161	8,468
Long-term debt	596	704
Employee future benefits (note 4)	8,394	8,167
Future income tax liabilities	2,976	10,963
	38,296	44,612

SHAREHOLDERS’ EQUITY

Share capital (note 5)	30,538	168,466
Other Capital (note 5)	76,699	6,226
Deficit	(15,811)	(10,114)
Accumulated Other Comprehensive Income	9,610	14,301
	101,036	178,879
	139,332	223,491

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

/s/ Éric Dupont	/s/ Gérard Limoges
Éric Dupont, PhD	Gérard Limoges, FCA
Director	Director

Æterna Zentaris Inc.

Interim Consolidated Statements of Operations

For the periods ended March 31, 2007 and 2006

(expressed in thousands of US dollars, except share and per share data)

	Three months ended March 31,
Unaudited	2007	2006
	$	$

Revenues	9,950	8,748

Operating expenses
Cost of sales	3,463	2,642
Research and development costs, net of tax credits and grants	8,184	6,804
Selling, general and administrative	5,096	3,845
Depreciation and amortization
Property, plant and equipment	401	439
Intangible assets	1,063	1,124
	18,207	14,854
Loss from operations	(8,257)	(6,106)

Other revenues (expenses)
Interest income	573	228
Interest expense	(1)	(1,243)
Foreign exchange gain	40	41
Loss before income taxes	(7,645)	(7,080)
Income tax recovery	2,535	1,179
Net loss from continuing operations	(5,110)	(5,901)
Net earnings from discontinued operations (note 3)	—	3,321
Net loss for the period	(5,110)	(2,580)

Net loss per share from continuing operations
Basic and diluted	(0.10)	(0.12)

Net loss per share
Basic and diluted	(0.10)	(0.05)

Weighted average number of shares outstanding (note 6)
Basic	53,179,470	50,327,227
Diluted	53,179,470	50,327,227

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Deficit, Comprehensive Loss

and Accumulated Other Comprehensive Income

For the periods ended March 31, 2007 and 2006

(expressed in thousands of US dollars)

Deficit

	Three months ended March 31,
Unaudited	2007	2006
	$	$

Balance - Beginning of period	10,114	43,224
Adjustment related to the implementation of new accounting standards (note 2)	587	—
Loss on settlement of the equity portion of convertible term loans	—	280
Net loss for the period	5,110	2,580
Balance - End of period	15,811	46,084

Comprehensive loss

	Three months ended March 31,
Unaudited	2007	2006
	$	$

Net loss for the period	5,110	2,580
Foreign currency translation adjustment	(998)	583
Variation in the fair value of short-term investments, net of income taxes	24	—

Comprehensive loss	4,136	3,163

Accumulated Other Comprehensive Income

	Three months ended March 31,
Unaudited	2007	2006
	$	$
Balance - Beginning of period	14,301	11,937
Adjustment related to the implementation of new accounting standards (note 2)	(41)	—
Distribution of Atrium Shares (note 3)	(5,624)	—
Foreign currency translation adjustment	998	(583)
Variation in the fair value of short-term investments, net of income taxes	(24)	—
Balance - End of period	9,610	11,354

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the periods ended March 31, 2007 and 2006

(expressed in thousands of US dollars)

	Three months ended March 31,
Unaudited	2007	2006
	$	$
Cash flows from operating activities

Net loss for the period	(5,110)	(2,580)
Net earnings from discontinued operations	—	(3,321)
Net loss from continuing operations	(5,110)	(5,901)
Items not affecting cash and cash equivalents
Depreciation and amortization	1,464	1,563
Stock-based compensation costs	454	552
Future income taxes	(2,376)	(1,189)
Employee future benefits	126	135
Deferred charges	114	84
Deferred revenues	(1,383)	(1,201)
Accretion on convertible term loans	—	1,227
Foreign exchange gain on long-term items denominated in foreign currency	(20)	(70)
Change in non-cash operating working capital items (note 4)	1,101	983
Net cash used in continuing operating activities	(5,630)	(3,817)
Net cash provided by discontinued operating activities	—	515
Net cash used in operating activities	(5,630)	(3,302)

Cash flows from financing activities

Repayment of long-term debt	(8)	(8)
Issuance of shares pursuant to the exercise of stock options	18	32
Share issue expenses	—	(102)
Net cash provided by (used in) continuing financing activities	10	(78)
Net cash used in discontinued financing activities	—	(1,166)
Net cash provided by (used in) financing activities	10	(1,244)

Cash flows from investing activities

Purchase of short-term investments	(2,564)	(4,243)
Proceeds from the sale of short-term investments	5,862	6,270
Purchase of property, plant and equipment	(355)	(396)
Acquisition of amortizable intangible assets	(8)	(5)
Net cash provided by continuing investing activities	2,935	1,626
Net cash provided by discontinued investing activities	—	422
Net cash provided by investing activities	2,935	2,048

Effect of exchange rate changes on cash and cash equivalents	56	317
Net change in cash and cash equivalents	(2,629)	(2,181)
Cash and cash equivalents - Beginning of period	9,356	27,267
Cash and cash equivalents - End of period	6,727	25,086

Cash and cash equivalent related to:
Continuing operations	6,727	10,621
Discontinued operations	—	14,465
	6,727	25,086

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the periods ended March 31, 2007 and 2006

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Unaudited

1  Basis of presentation

These interim financial statements as at March 31, 2007 and for the periods ended March 31, 2007 and 2006 are unaudited.  They have been prepared by the Company in accordance with Canadian generally accepted accounting  principles (GAAP) for interim financial information.  In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements with the exception of the application of new accounting standards as described in note 2 hereunder. All disclosures required for annual  financial statements have not been included in these financial statements.  These consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2  New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Recognition of financial assets and liabilities

Short-term investments

The short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date.

These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Accumulated other comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of operations.

2  New accounting standards

Recognition of financial assets and liabilities

A difference of $41,000 between the carrying amount and the fair value of investments classified as available for sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective interest rate method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method.

The impact of the use of the effective interest rate method for an amount $587,000 is recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore those financial statements have not been restated.

3  Completion of the Special Distribution of the remaining interest in Atrium Biotechnologies Inc.

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,006 subordinate voting shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares.

This special distribution has been accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on the date of the distribution. As the special distribution is considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company has been reduced by the fair value of the Atrium shares distributed ($137,959,000), the long-term investment in Atrium ($57,128,000) has been removed from the balance sheet and the difference, taking into account the related income taxes ($16,423,000) and cumulative translation adjustment ($5,624,000), has been recorded as Other Capital ($70,032,000).

For the three-month period ended March 31, 2006, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations.

3 Completion of the Special Distribution of the remaining interest in Atrium Biotechnologies Inc.

Three months ended March 31,
2006
$

Revenues	76,009

Earnings before the following items	9,005

Income tax expense	(2,070)
Loss on dilution of investments	(54)

Earnings before non-controlling interest	6,881

Non-controlling interest	(3,560)

Net earnings from discontinued operations	3,321

Net earnings per share from discontinued operations Basic and diluted	0.07

4 Statements of cash flows and additional information

	Three months ended March 31,
	2007	2006
	$	$
Change in non-cash operating working capital items
Accounts receivable	458	648
Inventory	235	218
Prepaid expenses	(172)	(179)
Accounts payable and accrued liabilities	268	435
Income taxes	312	(139)
	1,101	983

Interest paid
From continuing operations	1	3
From discontinued operations	—	1,706
Income taxes paid
From continuing operations	9	150
From discontinued operations	—	1,810

Employee future benefit expense for defined benefit plans	140	124

5 Share capital

Authorized

Unlimited number of shares of the following classes:

Common: Voting and participating, one vote per share

Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class

Issued
Common Shares	Number	Amount	Other Capital
		$	$
Balance - December 31, 2005	46,139,814	130,344	10,474

Conversion of convertible term loans	6,955,088	37,786	(6,339)

Issued pursuant to the stock option plan
For cash	22,000	81	—
Ascribed value from Other Capital	—	29	(29)

Issued pursuant to the acquisition of a patent from a senior officer	28,779	175	—

Issued pursuant to the contingent consideration related to the acquisition of Echelon Biosciences Inc.	23,789	163	—

Share issue expenses	—	(112)	—

Stock based compensation costs	—	—	2,120

Balance - December 31, 2006	53,169,470	168,466	6,226

Issued pursuant to the stock option plan
For cash	10,000	18	—
Ascribed value from Other Capital	—	13	(13)

Reduction of the stated capital (note 3)	—	(137,959)	70,032

Stock based compensation costs	—	—	454

Balance - March 31, 2007	53,179,470	30,538	76,699

6 Net loss per share

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended March 31,
	2007	2006
	$	$
Net loss from continuing operations	(5,110)	(5,901)

Net earnings from discontinued operations	—	3,321

Impact of assumed conversion of dilutive stock options in a former subsidiary	—	(280)

Net earnings from discontinued operations, adjusted for dilution effect	—	3,041

Net loss, adjusted for dilution effect	(5,110)	(2,860)

	Three months ended March 31,
	2007	2006
Basic weighted average number of shares outstanding	53,179,470	50,327,227

Effect of dilutive stock options	668,418	537,651

Diluted weighted average number of shares outstanding	53,847,888	50,864,878

Items excluded from the calculation of diluted net earnings (loss) per share because the exercice price was greater than the average market price of the common shares or due to their anti-dilutive effect.

	Three months ended March 31,
	2007	2006

Stock options	2,425,391	1,944,158
Common shares which would be issued following
the conversion of the convertible term loans	—	776,237

For the quarters ended March 31, 2007 and 2006, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly,  the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

7  Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: May 3, 2007	By:	/s/ Mario Paradis
Mario Paradis
Vice President, Finance, Administration and
Corporate Secretary